Exhibit 99.1

SDLP - Seadrill Partners LLC Management Change

London, United Kingdom, August 5, 2015 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) has today announced that Graham Robjohns has decided to step down as CEO of Seadrill Partners as of September 1, 2015. Mr. Robjohns will be succeeded by Mr. Mark Morris who was recently appointed as Seadrill Limited’s CFO. Mr. John Roche will continue as CFO for Seadrill Partners.

Mr. Robjohns will however remain on the Board of Seadrill Partners and commented, “Seadrill Partners has grown significantly since its IPO in October 2012 and I very much look forward to working with the new management team to help to continue the Company’s growth and to manage through the current industry challenges”.